Securities and Exchange Commission	AEGON N.V.
Attn. Mr. Jim B. Rosenberg
Senior Assistant Chief Accounting	P.O. Box 202
Division of Corporation Finance	2501 CE The Hague (The Netherlands)
100 F Street, N.E.	50, AEGONplein
Washington, DC 20549	2591 TV The Hague
USA	Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	The Hague

	File no. 001-10882	September 12, 2007

Dear Mr. Rosenberg,

I am writing you to confirm receipt of your letter dated August 29, 2007 and notify you that we request an extension and expect to be able to send you our response letter by October 12, 2007. I also discussed your letter and our plan to request an extension in a telephone conversation with Mrs. Parikh of the Division of Corporate Finance on September 11, 2007.

Very truly yours,

/s/ Ruurd A. van den Berg
Ruurd A. van den Berg
Executive Vice President
Group Finance & Information